Exhibit 2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to Denison’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 10, 2012 4:00 p.m. Reception 4:30 p.m. Meeting	St. Andrew’s Club & Conference Centre 150 King Street West Toronto, Ontario M5H 1J9 www.standrewsclub.ca

The purpose of the Meeting is:

(a)	to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2011, along with the auditor’s report on the statements;

(b)	to elect nine directors to the Board for the upcoming year;

(c)	to appoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor; and

(d)	to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 21, 2012, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

The attached Management Information Circular describes who can vote, how to vote and what the Meeting will cover. Your package may also include a copy of the 2011 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2011 (if you requested a copy). This information is also available on Denison’s website at www.denisonmines.com or by request to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2.

If you are not able to attend the Meeting, please vote by using the enclosed proxy form and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1. Your proxy is due before 4:30 p.m. (Eastern Time) on May 8, 2012.

Yours truly,

Ron F. Hochstein
President and Chief Executive Officer

Toronto, Canada

March 26, 2012